Rec'd 1/25/08



07007251

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53051

FACING PAGE
...quired of Brokers and Dealers Pursuant to Section 17 of the
...s Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT ... PERIOD BEGINNING 09/01/06 (MM/DD/YY) AND ENDING 08/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBK SORCE BROKERAGE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7680 MARKET STREET
(No. and Street)

BOARDMAN (City) OH (State) 44512 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip L. Wilson 330.758.8613 x 1215
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW, KRAUSE & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

7900 XERXES AVE SOUTH, SUITE 2400, (Address) MINNEAPOLIS (City) MN (State) 55431 (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES & EXCHANGE COMMISSION
RECEIVED
OCT 3 0 2007
CHICAGO REGIONAL OFFICE

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PHILLIP L. WILSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBK SORCE BROKERAGE, LLC, as of AUGUST 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ELIZABETH A. COLBERT, NOTARY PUBLIC
IN AND FOR THE STATE OF OHIO
MY COMMISSION EXPIRES DEC. 18, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HBK SORCE BROKERAGE LLC

(A Limited Liability Company)

TABLE OF CONTENTS


Virchow Krause
&company

INDEPENDENT AUDITORS' REPORT

Board of Governors
HBK Sorce Brokerage LLC
Boardman, Ohio

We have audited the accompanying statements of financial condition of HBK Sorce Brokerage LLC (A Limited Liability Company) as of August 31, 2007 and 2006, and the related statements of income, member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBK Sorce Brokerage LLC as of August 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
October 25, 2007

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION
August 31, 2007 and 2006

ASSETS	2007	2006
CASH AND CASH EQUIVALENTS	$ 83,964	$ 131,140
COMMISSIONS RECEIVABLE	23,892	39,501
DUE FROM MEMBER	168,220	321,381
OTHER ASSET	350	350
TOTAL ASSETS	$ 276,426	$ 492,372
LIABILITIES AND MEMBER'S EQUITY		
MEMBER'S EQUITY	$ 276,426	$ 492,372
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 276,426	$ 492,372

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF INCOME
Years Ended August 31, 2007 and 2006

	2007	2006
REVENUES	$ 1,060,166	$ 1,028,032
EXPENSES		
Employee and other compensation	755,033	519,638
Regulatory fees and expenses	2,798	2,354
Other expenses	257,867	217,118
TOTAL EXPENSES	1,015,698	739,110
OTHER INCOME	39,586	3,638
NET INCOME	$ 84,054	$ 292,560

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC

(A Limited Liability Company)

STATEMENTS OF MEMBER'S EQUITY
Years Ended August 31, 2007 and 2006

BALANCE, August 31, 2005	$ 199,812
2006 net income	292,560
BALANCE, August 31, 2006	492,372
2007 net income	84,054
Distributions	(300,000)
BALANCE, August 31, 2007	$ 276,426

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS
Years Ended August 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 84,054	$ 292,560
Changes in operating assets and liabilities:		
Commissions receivable	15,609	(208)
Due from member	153,161	(216,778)
Net Cash Flows from Operating Activities	252,824	75,574
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member	(300,000)	-
Net Cash Flows from Financing Activities	(300,000)	-
Net Change in Cash and Cash Equivalents	(47,176)	75,574
CASH AND CASH EQUIVALENTS - Beginning of Year	131,140	55,566
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 83,964	$ 131,140

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
August 31, 2007 and 2006

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

The Company, an Ohio limited liability company, was organized on June 5, 2000 for the purpose of being registered with the Securities and Exchange Commission (SEC) and joining the Financial Industry Regulatory Authority, Inc. (FINRA), formerly National Association of Securities Dealers (NASD), as a broker/dealer. The Company is wholly owned by HBK Sorce Financial LLC. The Company operates as a limited broker/dealer under the $5,000 minimum net capital requirement of SEC Rule 15c3-1(a)(2)(vi). The Company is approved to offer mutual fund products on an application-way basis in the state of Ohio.

Effective March 14, 2001, the Company became licensed with the SEC as a registered broker/dealer and commenced operations thereafter.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains its cash in high quality financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Revenue Recognition and Related Expenses

Commission income and expenses are recorded on a trade-date basis.

Commissions Receivable

The receivable is unsecured and no allowance for doubtful accounts is considered necessary at August 31, 2007 and 2006.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements. These reclassifications had no effect on net income or member's equity.

NOTE 2 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis. As of August 31, 2007, the net capital ratio was 0 to 1.0 and net capital was $106,411 which exceeds the minimum requirement by $101,411.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's August 31, 2007 amended FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption.

NOTE 3 - Income Taxes

The Company is treated as a flow through entity for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the income tax returns of its member and the applicable income taxes, if any, are paid from the funds of the member.

NOTE 4 - Related Parties

Effective December 1, 2003 and as a result of guidance from FINRA and the SEC, the Company's member began allocating shared expenses such as rent, payroll, office equipment and supplies, insurance and other administrative expenses based on the Company's percentage of revenues to total revenues of other financial service affiliates that have shared expenses.

During fiscal 2006, $97,603 of the Company's revenue was derived from an affiliated broker/dealer. The Company member's parent owned a partial interest in the affiliated broker/dealer. The Company changed their broker/dealer during October 2005 to an unaffiliated broker/dealer.

Due from member was $168,220 and $321,381 at August 31, 2007 and 2006 and is unsecured, non-interest bearing and due on demand.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of August 31, 2007

COMPUTATION OF NET CAPITAL		
Total member's equity		$ 276,426
Deductions and/or charges:		
Non-allowable assets:		
Due from member	$ (168,220)	
Other asset	$ (350)	(168,570)
Net capital before haircuts on securities owned		107,856
Haircuts on corporate securities		1,445
Net capital		$ 106,411
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition		$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement		$ 5,000
Excess net capital at 1,500 percent		$ 101,411
Excess net capital at 1,000 percent		$ 106,411
Ratio: Aggregate indebtedness to net capital		0 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital as reported in Company's Part II amended Focus report, Form X-17a-5 (unaudited) as of August 31, 2007		$ 106,411
Net audit adjustments		-
Net capital per above		$ 106,411



INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

Board of Governors
HBK Sorce Brokerage LLC
Boardman, Ohio

In planning and performing our audit of the financial statements and supplemental schedule of HBK Sorce Brokerage LLC (A Limited Liability Company) for the year ended August 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
October 25, 2007

END